Pricing supplement No. 411AG To prospectus dated October 10, 2006, prospectus supplement dated November 13, 2006 and product supplement AG dated May 20, 2008	Registration Statement No. 333-137902 Dated June 2, Rule 424(b)(2)

Deutsche Bank AG, London Branch

$27,234,481.95 (516,700 Securities)

Trigger Mandatory Exchangeable Securities Linked to the Common Stock of

Valero Energy Corporation due December 12, 2008

General

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Trigger Mandatory Exchangeable Securities linked to the common stock of Valero Energy Corporation (the “Securities”) will pay a coupon of 9.24% per annum, payable quarterly based on an adjusted 30/360 day count fraction. The Securities do not guarantee any return of your initial investment at maturity. Instead, at maturity in addition to the payment of any accrued and unpaid coupon on the Securities, each Security will be exchanged for a number of shares of the Reference Stock or cash, as set forth below. Fractional shares will be paid in cash.

•	Denominations of $52.7085.
•	Senior unsecured obligations of Deutsche Bank AG due December 12, 2008.
•	The Securities priced on June 2, 2008 and are expected to settle five business days later on June 9, 2008 (the “Settlement Date”).

Key Terms

Issuer:	Deutsche Bank AG, London Branch.
Rating*:

Moody’s Investors Service Ltd has assigned a rating of Aa1 and Standard & Poor’s has assigned a rating of AA to notes, such as the Securities offered hereby, issued under Deutsche Bank AG’s Global Notes Program, Series A.

Reference Stock:	Common stock, par value $0.01 per share, of Valero Energy Corporation (New York Stock Exchange (the “Relevant Exchange”), symbol “VLO”).
Coupon:	9.24% per annum payable quarterly, based on an adjusted 30/360 day count fraction.
Coupon Payment Dates:

Coupon payments on the Securities will be payable on September 12, 2008 and December 12, 2008 (each such date, a “Coupon Payment Date”), subject to postponement as described under “Selected Purchase Considerations — Coupon Payments” in this pricing supplement.

	Record Date	Coupon Payment Date	Day Count	Total Coupon Payment	Coupon Payment per Note
	9/5/2008	9/12/2008	93	$650,087.08	$1.26
	12/5/2008	12/12/2008	90	$629,116.53	$1.22
Payment at Maturity:

At maturity, in addition to the payment of any accrued and unpaid coupons on the Securities, each Security will be exchanged for a number of shares of the Reference Stock equal to the Exchange Rate or, at the option of the Issuer, for the cash value of such number of shares. If you receive shares of the Reference Stock, fractional shares will be paid in cash.

At the option of the Issuer, any payment at maturity that consists of shares of Reference Stock will be satisfied by paying the cash value thereof in lieu of such shares. Such cash value will equal the product of the number of shares that would otherwise constitute the payment at maturity multiplied by the Final Stock Price.

Exchange Rate:

•      If the Final Stock Price is greater than or equal to the Cap Price, each Security will be exchanged for a number of shares of the Reference Stock equal to the Exchange Rate. The Exchange Rate will equal the Cap Price divided by the Final Stock Price times the current Stock Adjustment Factor.

•      If the Final Stock Price is less than the Cap Price but greater than or equal to the Initial Stock Price, each Security will be exchanged for a number of shares of the Reference Stock equal to the Exchange Rate. The Exchange Rate will equal one times the current Stock Adjustment Factor.

•      If the Final Stock Price is less than the Initial Stock Price and the Adjusted Intraday Price was never at or below the Trigger Price during any Trading Day in the Observation Period, each Security will be exchanged for an amount in cash per Security equal to the face amount.

•      If the Final Stock Price is less than the Initial Stock Price and the Adjusted Intraday Price was at or below the Trigger Price during any Trading Day in the Observation Period, each Security will be exchanged for a number of shares of the Reference Stock equal to the Exchange Rate. The Exchange Rate will equal one times the current Stock Adjustment Factor.

If you receive shares of Reference Stock, fractional shares will be paid in cash. The market value of the shares of Reference Stock you receive may be less than the face amount of the Securities and may be zero.

Trigger Price:	$44.8022, representing 85% of the Initial Stock Price.
Cap Price:	$63.2502, representing 120% of the Initial Stock Price.
Observation Period:	The period of trading days on which no market disruption event occurs from and including the Trade Date to and including the Final Valuation Date.
Initial Stock Price:	$52.7085
Final Stock Price:	The Adjusted Closing Price of the Reference Stock on the Final Valuation Date.
Stock Adjustment Factor:	Initially 1.0, subject to adjustment for certain corporate events as described under “Description of Securities – Anti-dilution Adjustments” in the accompanying product supplement.
Additional Adjustments:

In addition to the adjustments described under “Description of Securities—Anti-dilution Adjustments” in the accompanying product supplement on file with the SEC, upon the occurrence of a reorganization event (as defined in the accompanying product supplement), the Calculation Agent may (i) make such adjustments to the Exchange Rate as the Calculation Agent determines appropriate to account for the economic effect on the Securities or any related hedging transaction of such reorganization event (including adjustments to account for changes in volatility, expected dividends, stock loan rate or liquidity relevant to the Securities or any hedging transaction with respect to the Securities undertaken by the Issuer or any of its affiliates or by any party on behalf of the Issuer or any of its affiliates) and (ii) determine the effective date of such adjustments.

Trade Date:	June 2, 2008
Final Valuation Date:

December 9, 2008, subject to postponement in the event of a market disruption event and as described under “Description of Securities—Payment at Maturity or Upon an Early Exchange” in the accompanying product supplement.

Maturity Date:

December 12, 2008, subject to postponement in the event of a market disruption event and as described under “Description of Securities—Payment at Maturity or Upon an Early Exchange” in the accompanying product supplement.

CUSIP:	25154K 77 5
ISIN:	US25154K7752

*A credit rating is not a recommendation to buy, sell or hold securities, and may be subject to revision or withdrawal at any time by the assigning rating agency. Each credit rating should be evaluated independently of any other credit rating. Any rating assigned to notes issued under Deutsche Bank AG’s Global Notes Program, Series A does not enhance, affect or address the likely performance of the Securities other than the ability of the Issuer to meet its obligations.

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Investing in the Securities involves a number of risks. See “Risk Factors” beginning on page 5 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-5 of this pricing supplement.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and this pricing supplement if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the Securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the Securities prior to their issuance. We will notify you in the event of any changes to the terms of the Securities, and you will be asked to accept such changes in connection with your purchase of any securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the Securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Securities or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Discounts and Commissions(1)	Proceeds to Us
Per Security	$52.7085	$0.00	$52.7085
Total	$27,234,481.95	$0.00	$27,234,481.95
(1)	For more detailed information about discounts and commissions, please see “Supplemental Underwriting Information” on page PS-8 of this pricing supplement.

The Securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$27,234,481.95	$1,070.32

Deutsche Bank Securities	Deutsche Bank Trust Company Americas

ADDITIONAL TERMS SPECIFIC TO THE SECURITIES

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You should read this pricing supplement together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which these Securities are a part, and the more detailed information contained in product supplement AG dated May 20, 2008. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement AG dated May 20, 2008:

http://www.sec.gov/Archives/edgar/data/1159508/000119312508119377/d424b21.pdf

•	Prospectus supplement dated November 13, 2006:

http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

•	Prospectus dated October 10, 2006:

http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

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Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this pricing supplement “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

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This pricing supplement, together with the documents listed above, contains the terms of the Securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement, as the Securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the Securities.

Selected Purchase Considerations

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COUPON PAYMENTS – The Securities offer coupon payments at the rate and on the dates indicated herein. Coupons on the Securities will be payable to the holders of record at the close of business on the date five (5) Business Days prior to the applicable Coupon Payment Date. If a Coupon Payment Date falls on a day that is not a Business Day, coupons on the Securities will be payable on the following Business Day, but no additional amount will accrue as a result of the delayed payment.

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THE SECURITIES DO NOT GUARANTEE THE RETURN OF YOUR INITIAL INVESTMENT AND YOUR RETURN ON THE SECURITIES IS LIMITED BY THE CAP PRICE – If the Final Stock Price is less than or equal to the Initial Stock Price and the Adjusted Intraday Price was at or below the Trigger Price during any Trading Day in the Observation Period, you could lose up to your entire initial investment in the Securities. In addition, the Cap Price limits your participation in the upside performance of the Reference Stock, and therefore limits the return on your Securities.

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THE PAYMENT AT MATURITY WILL BE MADE IN EITHER SHARES OF THE REFERENCE STOCK OR CASH, IN SOME CASES AT THE ISSUER’S OPTION – At maturity, if the Final Stock Price is less than or equal to the Initial Stock Price and the Adjusted Intraday Price was never at or below the Trigger Price during any Trading Day in the Observation Period, you will receive an amount in cash per Security equal to the face amount. If the Final Stock Price is greater than or equal to the Initial Stock Price or if the Final Stock Price is less than or equal to the Initial Stock Price and the Adjusted Intraday Price was at or below the Trigger Price during any Trading Day in the Observation Period, you will receive either a number of shares of the Reference Stock equal to the Exchange Rate, or the cash value thereof. In such case, the Issuer may choose either of these forms of payment. If you receive shares of the Reference Stock, fractional shares will be paid in cash. Coupon payments will be made in cash.

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CERTAIN INCOME TAX CONSEQUENCES – You should review carefully the section of the accompanying product supplement entitled “Certain U.S. Federal Income Tax Consequences.” Although the tax consequences of an investment in the Securities are uncertain, we believe it is reasonable to treat the Securities for U.S. federal income tax purposes as prepaid financial contracts to acquire Reference Stock or an equivalent amount of cash, with associated payments by us to you equal to the stated Coupon payments on the Securities. Based on current law, under this treatment upon a sale or other taxable disposition of the Securities, including cash settlement at maturity, you generally should recognize short-term capital gain or loss equal to the difference between the amount of cash received (other than any Coupon payment) and your adjusted tax basis in the Securities, although the treatment of sales proceeds attributable to accrued but unpaid Coupon is unclear. Under this treatment, we believe that you should not recognize gain or loss with respect to any Reference Stock received at maturity. While the U.S. federal income tax treatment of the stated Coupon payments on the Securities is uncertain, to the extent that we may be required to file information returns with respect to stated Coupon payments to certain U.S. holders, we intend to treat these payments as ordinary income. If, however, the Internal Revenue Service (the “IRS”) were successful in asserting an alternative treatment for the Securities, the timing and/or character of income on the Securities might differ materially and adversely from the description herein. We do not plan to request a ruling from the IRS, and no assurance can be given that the IRS or a court will agree with the tax treatment described in this free writing prospectus and the accompanying product supplement.

We will treat any coupon payments on the Securities made to non-U.S. holders (as defined in the accompanying product supplement) as subject to withholding at a rate of 30% unless you claim an exemption or reduction under an applicable income tax treaty. See “Certain U.S. Federal Income Tax Consequences—Tax Consequences to Non-U.S. Holders” in the accompanying product supplement.

On December 7, 2007, the Department of the Treasury (“Treasury”) and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which may include the Securities. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Securities, possibly with retroactive effect.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the Securities.

For a discussion of certain German tax considerations relating to the Securities, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

We do not provide any advice on tax matters. Both U.S. and non-U.S. holders should consult their tax advisers regarding all aspects of the U.S. federal tax consequences of investing in the Securities (including alternative treatments and the issues presented by the December 7, 2007 notice), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the Securities involves significant risks. Investing in the Securities is not equivalent to investing directly in the Reference Stock. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

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YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS – The Securities do not guarantee any return of your initial investment. The payment amount you receive at maturity will be based on the Final Stock Price as compared to the Initial Stock Price and the Cap Price and may depend on whether the Reference Stock has traded at or below the Trigger Price during any Trading Day in the Observation Period. If the Final Stock Price is less than or equal to the Initial Stock Price and the Adjusted Intraday Price was never at or below the Trigger Price during any Trading Day in the Observation Period, you will receive an amount in cash per Security equal to the face amount. Otherwise, you will receive at maturity a number of shares of the Reference Stock equal to the Exchange Rate, or the cash value thereof. The market value of such shares may be less than your initial investment in the Securities and may be zero. Accordingly, you could lose up to the entire amount of your initial investment.

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IF THE ADJUSTED INTRADAY PRICE WAS AT OR BELOW THE TRIGGER PRICE ON ANY TRADING DAY DURING THE OBSERVATION PERIOD, YOUR INVESTMENT WILL BE FULLY EXPOSED TO A DECLINE IN THE PRICE OF THE REFERENCE STOCK – If the Adjusted Intraday Price was at or below the Trigger Price during any Trading Day in the Observation Period, your investment will be fully exposed to any decline in the price of the Reference Stock at maturity.

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YOUR RETURN ON THE SECURITIES IS LIMITED BY THE CAP PRICE – The Cap Price limits your participation in the upside performance of the Reference Stock, and therefore limits the return on your Securities. Accordingly, the return on the Securities may be significantly less than the return on a direct investment in the Reference Stock during the term of the Securities.

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NO OWNERSHIP RIGHTS IN THE REFERENCE STOCK – As an investor in the Securities, you will not have any ownership interest or rights in the Reference Stock, such as voting rights or rights to dividend payments or other distributions. In addition, the issuer of the Reference Stock will not have any obligation to consider your interests as an investor in the Securities in taking any corporate action that might affect the value of the Reference Stock and the Securities.

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NO AFFILIATION WITH THE ISSUER OF THE REFERENCE STOCK – We are not affiliated with and we assume no responsibility for the adequacy of the information about the issuer of the Reference Stock contained herein. You should make your own investigation into the Reference Stock and the issuer of the Reference Stock. We are not responsible for public disclosure of information by the issuer of the Reference Stock, whether contained in SEC filings or otherwise.

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CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE SECURITIES PRIOR TO MATURITY – While the payment at maturity is based on the full amount of your initial investment in the Securities, the original issue price of the Securities includes the agents’ commission and the cost of hedging our obligations under the Securities through one or more of our affiliates. As a result, the price, if any, at which Deutsche Bank AG or its affiliates would be willing to purchase Securities from you prior to maturity in secondary market transactions, if at all, will likely be lower than the original issue price, and any such sale prior to the Maturity Date could result in a substantial loss to you. The Securities are not designed to be short-term trading instruments. Accordingly, you should be willing and able to hold your Securities to maturity.

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LACK OF LIQUIDITY – The Securities will not be listed on any securities exchange. Deutsche Bank AG or its affiliates intends to offer to purchase the Securities in the secondary market but are not required to do so and may cease such market making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Securities easily. Because other dealers are not likely to make a secondary market for the Securities, the price at which you may be able to trade your Securities is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates are willing to buy the Securities.

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WE AND OUR AFFILIATES AND AGENTS MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE SECURITIES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE PRICE OF THE REFERENCE STOCK TO WHICH THE SECURITIES ARE LINKED OR THE MARKET VALUE OF THE SECURITIES – Deutsche Bank AG, its affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the Securities, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Securities. Deutsche Bank AG, its affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the Securities. Any research, opinions or recommendations expressed by Deutsche Bank AG, its affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Securities and the Reference Stock to which the Securities are linked.

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POTENTIAL CONFLICTS – We and our affiliates play a variety of roles in connection with the issuance of the Securities, including acting as Calculation Agent and hedging our obligations under the Securities. In performing these duties, the economic interests of the Calculation Agent and other affiliates of ours are potentially adverse to your interests as an investor in the Securities. We and/or our affiliates may also currently or from time to time engage in business with the issuer of the Reference Stock, including extending loans to, or making equity investments in, the issuer of the Reference Stock or providing advisory services to the issuer of the Reference Stock. In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to the issuer of the Reference Stock, and these reports may or may not recommend that investors buy or hold the Reference Stock. As a prospective purchaser of the Securities, you should undertake an independent investigation of the issuer of the Reference Stock as in your judgment is appropriate to make an informed decision with respect to an investment in the Securities.

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MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE SECURITIES – In addition to the price of the Reference Stock on any day, the value of the Securities will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other and which are set out in more detail in the accompanying product supplement.

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ANTI-DILUTION PROTECTION IS LIMITED – The Calculation Agent will make adjustments to the Exchange Rate and the Adjusted Intraday Price for certain events affecting the Reference Stock. However, the Calculation Agent will not make adjustments in response to all events that could affect the shares of the Reference Stock. If an event occurs that does not require the Calculation Agent to make an adjustment, the value of the Securities may be materially and adversely affected.

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THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE UNCLEAR – There is no direct legal authority regarding the proper U.S. federal income tax treatment of the Securities, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the Securities are uncertain, and no assurance can be given that the IRS or a court will agree with the treatment described herein. If the IRS were successful in asserting an alternative treatment for the Securities, the timing and/or character of income thereon might differ materially and adversely from the description herein. As described above under “Certain Tax Consequences,” on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which may include the Securities. Any Treasury regulations or other guidance promulgated after consideration of these comments could materially and adversely affect the tax consequences of an investment in the Securities, possibly with retroactive effect. Both U.S. and non-U.S. holders should review carefully the section of the accompanying product supplement entitled “Certain U.S. Federal Income Tax Consequences,” and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Securities (including alternative treatments and the issues presented by the December 7, 2007 notice), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

The Reference Stock

Public Information

All information on the Reference Stock and on the issuer of the Reference Stock contained in this pricing supplement is derived from publicly available sources and is provided for informational purposes only. According to its publicly available filings with the SEC, Valero Energy Corporation owns and operates 17 refineries located in the United States, Canada, and Aruba that produce conventional gasolines, distillates, jet fuel, asphalt, petrochemicals, lubricants, and other refined products. Valero Energy Corporation markets branded and unbranded refined products on a wholesale basis in the United States and Canada through an extensive bulk and rack marketing network. Valero Energy Corporation also sells refined products through a network of about 5,800 retail and wholesale branded outlets in the United States, Canada, and Aruba. The common shares of Valero Energy Corporation, par value of $0.01 per share, are listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of the accompanying product supplement on file with the SEC. The Reference Stock issuer’s SEC file number is 001-13175 and can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete.

Historical Information

The following graph sets forth the historical performance of the Reference Stock from January 1, 2000 through June 2, 2008. The closing price of the Reference Stock on June 2, 2008 was $52.88. We obtained the historical closing prices of the Reference Stock from Bloomberg Financial Markets. The closing prices may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical prices of the Reference Stock should not be taken as an indication of future performance, and no assurance can be given as to the Final Stock Price. We cannot give you assurance that the performance of the Reference Stock will result in the return of your initial investment.

Supplemental Underwriting Information

Deutsche Bank Securities Inc., acting as agent for Deutsche Bank AG, will not receive any discounts or commissions in connection with the sale of the Securities. See “Underwriting” in the accompanying product supplement.

Settlement

We expect to deliver the notes against payment for the notes on the Settlement Date indicated above, which may be a date that is greater than three business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to transact in notes that are to be issued more than three business days after the Trade Date will be required to specify alternative settlement arrangements to prevent a failed settlement.